Exhibit 99.1

Spark Networks Announces Credit Facility Amendment to Reset Financial Covenants, and Additional $6 Million of Funding

BERLIN, Dec. 3, 2020 /PRNewswire/ -- Spark Networks (NYSE: LOV), the global leader in premium and community-based dating, today announced an amendment to its existing debt facility providing for, among other things, enhanced financial covenant flexibility and a strengthened cash position of $6 million.

"We are pleased to have successfully amended our loan agreement," said Eric Eichmann, Chief Executive Officer. "The reset of financial covenants coupled with the influx of capital provide Spark with the financial flexibility to operate our business and drive future revenue growth. We appreciate the support of our lending partners in helping us achieve our strategic initiatives and improve the overall financial position of the company."

Additional details on the terms of the amendment will be available in a Form 6-K to be filed by Spark with the Securities and Exchange Commission.

Safe Harbor Statement:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements. These statements include statements regarding the benefits to Spark Networks of the amended loan agreement and the ability of Spark Networks to drive future revenue growth. Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to the ability of Spark Networks to retain and hire key personnel; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to identify potential acquisitions; Spark Networks' ability to comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of Covid-19 and its impact on Spark Networks' business; and general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2019 and in other sections of Spark Networks' filings with the Securities and Exchange Commission ("SEC"), and in Spark Networks' other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to Spark Networks as of the date hereof, and Spark Networks assumes no obligation to update any forward-looking statement except as required by law.

About Spark Networks SE:
Spark Networks SE is America's second-largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV," with headquarters in Berlin, Germany, and offices in New York and Utah. The Company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Christian Mingle, Jdate, JSwipe, SilverSingles, and eDarling, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks, Inc. in 2017 and the addition of Zoosk, Inc. in 2019. Spark Networks has approximately one million monthly paying subscribers globally.

Investors:
Christopher Camarra
Vice President of Investor Relations
christopher.camarra@spark.net